UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 e NYSE: LINX) (“Company”) in compliance with the provisions of Article 157, Paragraph 4, of Law no. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and CVM Instruction no. 358, of January 3, 2002, as amended, hereby announces that, according to the Company's Board of Directors Meeting held on this date, the Members of the Board of Directors elected Mr. Dênis Nieto Piovezan to occupy the Vice-President of Operations (COO) at Linx Pay Hub.

Mr. Dênis is responsible for managing Linx's Financial Services solutions, such as EFT, payment reconciliation, sub-acquiring, prepayment of receivables, QR code Hub, as well as new products and partnerships aligned with the Company's strategic positioning in this area.

Mr. Dênis holds an MBA from New York University - Stern Business School and a degree in Civil Engineering, with a master's degree in Economics from FEA-USP. In addition, he has over 16 years of professional experience in large companies such as Banco Ibi, WalMart, Losango and Banco Brasil Plural.

São Paulo, October 1, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer